FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 17, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on June 29, 2005, by the registrant, announcing the repurchase of its own shares from a subsidiary.

3.	News release issued on June 29, 2005, by the registrant, announcing the continuance of its policy toward large-scale purchases of Matsushita shares (ESV plan).

4.	Newsletter to shareholders (English translation) issued by the registrant.

5.	Notice of resolutions adopted at the annual shareholders’ meeting (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: July 1, 2005

June 17, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Tokyo)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, June 17, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between May 18, 2005 and June 17, 2005

3.	Aggregate number of shares repurchased: 15,234,000 shares

4.	Aggregate repurchase amount: 24,999,982,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2005:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 120 million shares

•	Aggregate repurchase amount: Up to 150 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2005 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 21,505,000 shares

•	Aggregate repurchase amount: 34,999,742,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2005:

•	Total number of shares issued (excluding treasury stock): 2,258,357,710 shares

•	Treasury stock: 194,695,787 shares

# # #

June 29, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) International PR (Tel: +81-3-3578-1237)	Makoto Mihara (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Akihiro Takei (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)

Jim Reilly (U.S.) (Tel: +1-201-392-6067) Brendon Gore (Europe) (Tel: +44-20-8899-2217)	Norio Iino (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Matsushita Electric to Repurchase Own Shares from Subsidiary

Osaka, Japan, June 29, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has resolved, at the Board of Directors meeting held today, to repurchase its own shares from a subsidiary in conformity with provisions of Article 211-3, Paragraph 1, Item 1 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Name of subsidiary:	Matsushita Electric Works, Ltd. (MEW)

2. Reason for repurchase:	MEI has resolved to repurchase 2,542,767 shares of its common stock from MEW, which MEI allotted in consideration of the value of the business divided and transferred to MEI. Regarding the business division, on April 1, 2005, MEI succeeded the sales functions for the home appliances business of MEW.

3.	Details of repurchase:

•	Class of shares: MEI common stock

•	Aggregate number of shares to be repurchased:

2,542,767 shares (0.1% of total number of shares issued)

•	Aggregate repurchase amount: 4,279,476,861 yen

•	Repurchase date: June 30, 2005 (planned)

(Reference)

The number of MEI shares issued and treasury stock as of March 31, 2005:

•	Total number of shares issued (excluding treasury stock): 2,258,357,710 shares

•	Treasury stock: 194,695,787 shares

# # #

June 29, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) International PR (Tel: +81-3-3578-1237)	Makoto Mihara (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Akihiro Takei (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)

Jim Reilly (U.S.) (Tel: +1-201-392-6067)	Norio Iino (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Brendon Gore (Europe) (Tel: +44-20-8899-2217)

Matsushita Continues Policy toward

Large-scale Purchases of Matsushita Shares (ESV Plan)

Osaka, Japan, June 29, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that its Board of Directors today resolved to continue its policy toward large-scale purchases of Matsushita shares (ESV* plan).

Matsushita’s Board of Directors adopted the policy toward large-scale purchases of Matsushita shares (ESV plan) at the Board of Directors meeting held on April 28, 2005, as announced in the press release as of the same date. At the time, the company indicated it would review whether to continue the ESV plan at a meeting of the new Board of Directors to be held after the annual general meeting of shareholders, and announce its determination as soon as practicable.

At today’s meeting of the new Board of Directors, who were elected at today’s annual general meeting of shareholders, a resolution to continue the ESV plan was unanimously approved by all Directors present. Also in attendance were the Corporate Auditors of Matsushita, each of whom stated agreement with the ESV plan on condition that it is duly implemented.

For the contents of the ESV plan, please refer to the following materials (available on Matsushita’s IR Web site).

(1)	April 28, 2005 press release

Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (ESV plan)

http://ir-site.panasonic.com/relevant/

(2)	Questions and Answers released on May 19, 2005

Questions regarding the ESV plan and Matsushita’s Responses

http://ir-site.panasonic.com/esv/

*	ESV stands for Enhancement of Shareholder Value.

# # #

NEWSLETTER TO SHAREHOLDERS

with

the 98th business report

for

the fiscal year

from April 1, 2004 to March 31, 2005

(This is an English translation of a newsletter circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Editor’s notes:

1.	This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English translation should not confuse the two kinds of financial statements. (For more details of consolidated financial and operating results, please see Matsushita’s Annual Report, which will be published separately in July.)
2.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English translation).

To Our Shareholders

In fiscal 2005, ended March 31, 2005, the first year of Matsushita’s new mid-term management plan, Leap Ahead 21, the Company implemented initiatives to achieve growth and strengthen management structures at each business domain company.

First, Matsushita aggressively launched a new line of V-products and strengthened company-wide marketing efforts for these products. Global sales of digital audiovisual (AV) equipment, notably plasma TVs and digital cameras, increased through simultaneous global product introductions. In Japan, home appliances such product as unique tilted-drum washer/dryers and oxygen-enriching air conditioners enjoyed steady sales gains.

Through collaboration activities with Matsushita Electric Works, Ltd. (MEW), the two companies unified brands and product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate black-box technologies of both companies. Matsushita and MEW also integrated overlapping businesses in the areas of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized customer-oriented operational structure as the Matsushita Group.

Meanwhile, the Company carried out structural reforms through selection and concentration of management resources into priority areas and restructuring of locations. These reforms were carried out autonomously by each business domain company. In addition, Matsushita made all-out efforts to reduce inventories, as well as material procurement and other expenses, thereby strengthening the Company’s financial condition.

As a result, consolidated group sales for fiscal 2005 increased 16% to 8,713.6 billion yen. Pre-tax income was 246.9 billion yen, up 45% from the previous year. Net income for the full fiscal year totaled 58.5 billion yen, an increase of 39% from the previous year.

With the aim of maximizing shareholder value, Matsushita has implemented a wide range of initiatives, including business restructuring and the establishment of a business domain-based organizational structure. For fiscal 2006, the year ending March 31, 2006, which is the midpoint in Matsushita’s three-year Leap Ahead 21 plan, the Company will continue to accelerate growth strategies. Furthermore, the Company will proactively return profits resulting from achievement of the Leap Ahead 21 plan to shareholders. Meanwhile, under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita’s shares, the Company established a new policy regarding such potential purchases. The rules stipulate that prospective large-scale purchasers should provide Matsushita’s Board of Directors sufficient information and an appropriate period of time to assess examine, negotiate, from an opinion and seek alternatives.

Matsushita aims to maximize shareholder value by enhancing its reputation in capital markets through the steady growth of its mid-term business performance and return of profits to shareholders, based on its consolidated business performance. Specifically, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

Regarding dividends, Matsushita plans to increase total dividends per share for fiscal 2006 to 20.00 yen per common share (interim cash dividend of 10.00 yen per common share and year-end cash dividend of 10.00 yen per common share) from 15.00 yen per common share for fiscal 2005, ended March 31, 2005.

Matsushita will continue to repurchase the company’s own shares to further enhance shareholder value per share. Specifically, from May 2, 2005 to late March, 2006, Matsushita plans to repurchase up to 120 million shares of its own stock for a maximum of 150 billion yen.

I would like to thank all our shareholders for their continued support.

June 2005

Sincerely,

Kunio Nakamura President

Feature

Business in Fiscal 2005

Fiscal 2006 is the midpoint of the Leap Ahead 21 plan for the three-year period ending March 31, 2007, and Matsushita views fiscal 2006 as crucial to its success. To secure its goal of achieving the plan, Matsushita is making group-wide efforts to accelerate its growth strategies and strengthen the corporate management structure under the corporate management slogan of the year “Moving Faster, Getting Stronger.”

Enhancing Product Competitiveness by Developing V-products

The core of Matsushita’s growth strategy is V-products, based on black-box technologies. For fiscal 2006, the Company expects sales of 1.5 trillion yen in 67 product categories of V-products, which incorporate environmentally friendly features and universal design concepts.

The Company will also expand simultaneous global product introductions to include more models in a wide variety of product categories.

Matsushita will promote digital AV equipment such as flat-panel TVs, DVD recorders and digital cameras in global markets, while aggressively marketing unique tilted-drum washer/dryers and other high value-added products.

In order to develop a succession of innovative new digital products, which require enormous R&D costs, it is imperative to increase R&D efficiency. Matsushita will introduce digital products equipped with an Integrated Platform that combines hardware and software across multiple digital product categories. The Company expects this new platform to result in product R&D that is at least five times more efficient than traditional non-platform R&D.

Aggressive Investments in Strategic Businesses

Matsushita will continue to focus investment into strategic businesses, including semiconductors, particularly advanced system LSIs, which are the key components and devices in digital products, plasma TVs, for which global demand is expected to increase significantly, and home-use fuel cell co-generation systems that contribute to the prevention of global warming.

In semiconductors, Matsushita is investing approximately 130 billion yen from fiscal 2005 in a new factory for state-of-the-art system LSIs in Uozu, Japan, where operations are expected to begin at the end of 2005.

In plasma TVs, the Company is investing some 95 billion yen from fiscal 2005 in a new plasma display panel (PDP) factory in Amagasaki, Japan, where operations are expected to begin in the Fall of 2005. Including the new factory, Matsushita’s total PDP production capacity will increase to 4.8 million units per year by March 2007, thereby further augmenting one of the world’s largest PDP manufacturing operations.

Further Strengthening of Overseas Businesses

Matsushita views its overseas operations as “growth engines” contributing to overall enhanced profitability. China, in particular, is the key to achieving growth overseas. In this market, the Company aims for sales of approximately 1 trillion yen in fiscal 2007. To achieve this goal, Matsushita is developing and launching high value-added products, placing greater emphasis on sales at high-volume retailers and augmenting the Company’s IT infrastructures.

Synergy Effects by Comprehensive Collaboration with MEW

Through collaboration with MEW, Matsushita will strategically utilize the management resources of both companies. Specifically, Matsushita will provide customers with solutions for comfortable living through the successive launch of Collaboration V-products and the expansion of systems solutions businesses, including security and energy control management, effectively integrating the technologies, products and services of both Matsushita and MEW.

Strengthening of Management Structure

Matsushita will implement the Next Cell Production Project to improve cost competitiveness, while minimizing inventories, thus strengthening its management structure and increasing profitability through a Second Corporate Cost Busters Project to eliminate redundancies throughout all areas of the Company.

Consolidated Financial Information

Consolidated group sales for fiscal 2005 increased 16%, to 8,713.6 billion yen, from 7,479.7 billion yen in the previous fiscal year. Explaining fiscal 2005 results, the Company cited sales gains in digital AV equipment and home appliances, especially V-products, and the addition of MEW, PanaHome Corporation (PanaHome) and their respective subsidiaries to the Company’s consolidated financial results.

Regarding earnings, negative factors such as restructuring charges of 93.2 billion yen for early retirement programs were more than offset by sales gains, comprehensive cost reduction efforts, and a 31.5 billion yen gain from the transfer of the substitutional portion of the Employees Pension Funds to the Government. These, and other factors, resulted in a pre-tax income of 246.9 billion yen, up 45% from 170.8 billion yen last year. Net income for the full fiscal year totaled 58.5 billion yen, an increase of 39% from 42.1 billion yen in the previous year.

Consolidated Financial Summary

	(Years ended March 31) Yen (billions)
	2004		2005
Net Sales	7,479.7		8,713.6
<Domestic sales>	<3,477.4	>	<4,580.5	>
<Overseas sales>	<4,002.2	>	<4,133.1	>
Income before income taxes	170.8		246.9
Net income	42.1		58.5
Net income per common share, basic	18.15 yen		25.49 yen
Total assets	7,438.0		8,056.9
Stockholders’ equity	3,451.5		3,544.3
Stockholders’ equity per common share	1,488.77 yen		1,569.39 yen

(Notes) 1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
2.	Amounts less than one-tenth of a billion yen were omitted for fiscal 2004, whereas amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen amount for fiscal 2005 (the latest fiscal period).
3.	Number of consolidated companies : 628 (at end of fiscal 2005) Number of companies reflected by the equity method : 66 (at end of fiscal 2005)
4.	As of April 1, 2004, MEW and PanaHome became consolidated subsidiaries of the Company.

Consolidated Balance Sheets (Summary)

	(As of March 31)
	Yen (millions)
	2004	2005
Assets
Current assets	3,774,977	4,030,532
Cash and cash equivalents	1,275,014	1,169,756
Time deposits	170,047	144,781
Short-term investments	2,684	11,978
Trade notes receivable	62,822	107,317
Trade accounts receivable	1,052,718	1,188,257
Allowance for doubtful receivables	(47,873)	(43,836)
Inventories	777,540	893,425
Other current assets	482,025	558,854
Noncurrent receivables	280,398	246,201
Investments and advances	1,237,427	1,146,505
Property, plant and equipment	1,209,502	1,658,080
Other assets	935,708	975,563

Total assets	7,438,012	8,056,881

Liabilities and Stockholders’ Equity
Current liabilities	2,569,786	2,828,891
Short-term borrowings, including current portion of long-term debt	290,208	385,474
Trade notes payable	40,604	37,099
Trade accounts payable	744,130	828,920
Accrued income taxes	44,179	47,916
Other accrued expenses	838,673	935,870
Other current liabilities	611,992	593,612
Noncurrent liabilities	1,288,535	1,187,797
Long-term debt	460,639	477,143
Other liabilities	827,896	710,654

Total liabilities	3,858,321	4,016,688

Minority interests	128,115	495,941

Common stock	258,740	258,740
Capital surplus	1,230,476	1,230,701
Legal reserve	83,175	87,838
Retained earnings	2,442,504	2,461,071
Accumulated other comprehensive income (loss)	(399,502)	(238,377)
Treasury stock, at cost	(163,817)	(255,721)

Total stockholders’ equity	3,451,576	3,544,252

Total liabilities and stockholders’ equity	7,438,012	8,056,881

(Notes)		(As of March 31) Yen (millions)
		2004	2005
1.	Accumulated other comprehensive income (loss) breakdown :
	Cumulative translation adjustments	(282,287)	(245,642)
	Unrealized holding gains of available-for-sale securities	88,104	72,608
	Unrealized gains of derivative instruments	6,676	6,403
	Minimum pension liability adjustments	(211,995)	(71,746)
2.	Discounted export bills of exchange	6,663	4,269
3.	Guarantees	58,676	68,710

Consolidated Statements of Income (Summary)

	(Years ended March 31)
	Yen (millions)
	2004	2005
Net Sales	7,479,744	8,713,636
Cost of sales	(5,313,065)	(6,176,046)
Selling, general and administrative expenses	(1,971,187)	(2,229,096)

Operating profit	195,492	308,494
Other income (deductions) :
Interest income	19,564	19,490
Dividends received	5,475	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	72,228	31,509
Interest expense	(27,744)	(22,827)
Write-down of investment securities	(52,492)	(16,186)
Other income (loss), net	(41,701)	(78,950)

Income before income taxes	170,822	246,913
Provision for income taxes:
Current	(77,375)	(96,529)
Deferred	(21,160)	(56,805)
Minority interests	(19,618)	(27,719)
Equity in earnings (losses) of associated companies	(10,524)	(7,379)

Net income	42,145	58,481

(Notes)	1.	The Company and certain of its subsidiaries obtained approvals from Japan’s Ministry of Health, Labor and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that the Company and certain of its subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in December 2003 or later. Gains from the transfer of the substitutional portion of the Employees Pension Funds of 72,288 million yen for fiscal 2004 and 31,509 million yen for fiscal 2005 are reported as other income in the consolidated statement of income respectively.
	2.	Included in “Other” in “Other income (deductions)” are expenses of 45,056 million yen for fiscal 2004 and 93,170 million yen for fiscal 2005 associated with the implementation of early retirement programs at certain domestic companies respectively.

Consolidated Statement of Cash Flows (Summary)

	(Years ended March 31)
	Yen (millions)
	2004	2005
Cash flows from operating activities	489,132	478,435
Cash flows from investing activities	(85,445)	(178,296)
Cash flows from financing activities	(272,701)	(419,451)
Effect of exchange rate changes on cash and cash equivalents	(23,442)	14,054

Net increase in cash and cash equivalents	107,544	(105,258)
Cash and cash equivalents at beginning of year	1,167,470	1,275,014

Cash and cash equivalents at end of year	1,275,014	1,169,756

Review by Product Category

From this fiscal year, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, a new MEW and PanaHome category has been added. The six new product categories are: AVC Networks, including video and audio equipment, and information and communications equipment; Home Appliances, including home appliances and housing equipment & systems; Components and Devices, including general electric components and semiconductors; MEW and PanaHome; JVC; and Other, including factory automation (FA) equipment and other industrial equipment.

AVC Networks

Video and audio equipment

Strong Sales of “3D” Value Chain Products Continue

Sales of video and audio equipment increased 4.5% to 1,482.6 billion yen.

Products under the “3D” value chain, consisting of SD Memory Card, DVD and digital TV (DTV) businesses, continued to perform strongly, with particular sales increases in plasma TVs and digital cameras.

In advance of increases in demand related to the Athens Olympics, as well as the expansion of digital broadcasting and shifting consumer preferences toward flat-panel TVs, Matsushita launched new products in its VIERA series of plasma TVs and liquid crystal display (LCD) TVs that boast world-class picture quality. The Company also introduced the industry’s first 65-inch high-definition plasma display.

Amid intensifying competition in the DVD recorder market, Matsushita strengthened its product lineup in the DIGA DVD recorder series with models that have expanded network connectivity and dual tuners for the simultaneous recording of two channels, resulting in sales gains.

In digital cameras, Matsushita released a compact, slim and lightweight model in the LUMIX series, featuring a large 2.5-inch LCD and optical image stabilizing technology. The new product was well-received by consumers, securing a top share in the domestic market and enhancing brand image overseas, resulting in a significant increase in sales.

Matsushita accelerated the development of SD Memory Cards that connect digital equipment such as cellular phones, as well as flat-panel TVs and other AV equipment, thereby reinforcing its position as the de facto standard in the industry.

In the years to come, Matsushita will seek to drive further growth in digital AV equipment by expanding “3D” value chain products, while also maintaining growth through collaboration with other companies.

Information and communications equipment

Communications Equipment Sales Decline due to Fierce Competition, despite Steady Sales in PCs and Automotive Electronics

Sales of information and communications equipment decreased 5.9% to 2,076.2 billion yen, due mainly to the impact of sales declines in cellular phones for overseas markets, which offset steady sales in PCs and automotive electronics.

In information equipment, a new series of the world’s lightest notebook PCs with built-in optical drives received further market acclaim for mobility, proving particularly popular among corporate users. Meanwhile, shipments also increased for the DVD Super-Multi Drive, a peripheral accessory for PCs. In automotive electronics, Matsushita recorded continued strong growth in its Strada series of car navigation systems with enhanced audio-visual features, while steady sales were also achieved in terminal units for the Electronic Toll Collection system.

In communications equipment, despite higher sales of third generation (3G) cellular phones in Japan, overall sales of cellular phones declined, primarily a result of high inventory levels in the Chinese market and fierce price competition in Europe and Asia, leading to a slump in overseas sales. Despite strong domestic sales of new home-use facsimile machines, which are the smallest in the industry and feature an eye-catching design, intense price competition in fixed-line telephones and facsimile machines resulted in sluggish sales on the whole.

For the future, Matsushita will focus on creating products, services and systems that provide customers with safety, security and comfort in the home, office, or on the move by connecting mobile networks in a ubiquitous networking society.

Home Appliances

Introduction of Unique New Products Raise Sales and Market Share

Sales in this category increased 2.4% to 1,217.9 billion yen.

Sales gains and increased market share were achieved through unique products, such as newly designed washing machines. Sales of air conditioners and compressors also increased due mainly to an unusually hot summer in Japan.

In home appliances, Matsushita strengthened its lineup of tilted-drum washer/dryers, commencing sales of these products in China and other areas of Asia. Other new items that proved popular included oxygen-enriching air conditioners with automatic filter cleaning and dust removal functions, refrigerators that allow easy access to hard-to-reach areas of the food drawer, and dishwasher/dryers that release detergent particles in a mist to lift and remove stains.

In housing equipment & systems, Matsushita recorded double-digit growth in domestic sales of induction-heating (IH) cooking equipment.

Rising concern towards environmental protection and personal health helped Matsushita increase domestic sales of air purifiers, and compact and energy-efficient fluorescent lamps.

Looking ahead, Matsushita will strengthen the home-use fuel cell co-generation systems business, being the first company to market these products commercially. Through development of Collaboration V-Products and optimum use of sales channels in the Matsushita Group, the Company will strive to strengthen technologies and product competitiveness, integrating the core technologies of both Matsushita and MEW, while maintaining profitability and future growth.

Components and Devices

Solid Sales Gains Key Components and Devices in Digital Products; Lower Sales of Overall Components and Devices due to Sales Decrease in Batteries and Electric Motors.

Sales in this category decreased 2.6% to 1,112.5 billion yen.

Sales of key components and devices in digital products recorded solid sales gains, but sales of batteries and electric motors decreased, resulting in overall lower sales in this category.

In general electronic components, sales gains were led by tuners for digital TVs, speakers for flat-panel TVs, weight sensors for airbags and new multilayer printed circuit boards (ALIVH: Any Layer Inner Via Hole).

As a result of increasing demand for digital AV equipment, Matsushita recorded sales growth in semiconductors, especially system LSIs for DVD recorders and digital TVs, and CCDs for digital cameras, despite declining sales of semiconductors for cellular phones in the second half. The Company also began mass-producing and shipping the world’s smallest camera modules, featuring a 3-megapixel image sensor n MAICOVICON.

Although the new Oxyride dry battery proved to be a market hit with sales climbing steadily, overall sales of batteries decreased due to slow sales of lithium ion batteries for cellular phones in Japan.

Moving forward, Matsushita seeks to capture top market shares in various strategic components and devices categories by creating premium products supported by black-box technologies. The Company will also strive to maximize synergies between finished products and components and devices.

MEW and PanaHome

Increased Sales in MEW’s Building Products, Electronic and Plastic Materials, and Automation Controls; and Steady Sales in PanaHome’s Residential Real Estate Business.

Sales in this category totaled 1,497.6 billion yen.

MEW registered robust sales in various key areas, especially building products such as residential furnishings and storage units, electronic and plastic materials, including environmentally friendly materials for multilayer printed circuit boards, and automation controls for applications in cellular phones and automotive devices. Sales in other business areas also grew, notably high-performance wiring products. Furthermore, massage lounges and other products in home appliances, such as aesthetic products, fitness machines for the home and water purifiers, recorded increased sales reflecting rising demand in the health sector. In the home appliances business, MEW is further expanding research in the fields of health and ergonomics. Also, MEW will leverage technologies in home appliances, information equipment and wiring products, and building products to create innovative new applications. MEW will also accelerate its overseas strategies by strengthening its materials and components businesses on a global scale and expanding in China by focusing on home environment solutions, including electrical construction materials and building products.

Meanwhile, performance at PanaHome, which is primarily involved in the housing field, was supported by steady sales of residential housing, reflecting the strength of the residential real-estate market in Japan. PanaHome will expand its main businesses, especially detached housing, asset and property management and home remodeling, under the “Eco-Life Home” concept, which ensures safety, security, health, comfort and high energy efficiency.

JVC

Shifting Management Resources to Key Areas to Fully Leverage JVC’s Extensive Technologies.

Sales in this category decreased 10.6% to 717.8 billion yen.

Despite brisk sales of domestic AV equipment due to higher sales of LCD TVs and the release of “Only One” products such as palm-sized hard disk camcorders, sluggish sales in AV equipment in the Americas and Europe, as well as lower sales in music CDs in Japan led to an overall decline in sales from the previous fiscal year. To enhance competitiveness in global markets, JVC implemented various structural reforms in its components and devices business, shifting management resources to key areas to fully leverage JVC’s extensive technologies.

JVC will strive to increase sales of unique products in high growth areas, such as the display and optical disc businesses, driving expansion and further strengthening its management structure to enhance profitability.

Other

Increased sales of FA and Industrial Equipment; Overall Lower Sales due to Reclassification into a New Product Category.

Sales in this category decreased 15.6% to 609.0 billion yen.

Within this category, although sales of FA equipment and industrial equipment increased, the reclassification of MEW products (those traditionally sold through the parent company) into a new product category (MEW and PanaHome) resulted in overall lower sales.

Sales of FA equipment increased due to favorable sales in high-speed modular mounters that boast the highest productivity in the industry, offsetting suppressed investment in the Chinese market.

In industrial equipment, the Company enhanced its range of fully digital CO2 /MAG automatic welding machines and scored a hit with the world’s first welding robot TAWERS that integrates a 6-axis articulated robotic system with the latest fully digital welding power source.

For the future, Matsushita will provide products and solutions and enhance its integrated business structure of hardware, software, services and engineering, in order to satisfy various customer needs related to manufacturing infrastructures.

Consolidated Sales Breakdown

	(Years ended March 31)
	2004	2005
AVC Networks	48%	41%
<Video and audio equipment> <Information and communications equipment>	<19> <29>	<17> <24>

Home Appliances	16%	14%

Components and Devices	15%	13%

MEW and PanaHome	—	17%

JVC	11%	8%

Other	10%	7%

Total	100%	100%

Main Products

Categories	Main products
AVC Networks Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, LCD TVs, plasma TVs, DVD players, DVD recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, AVC-related devices, electronic musical instruments, satellite broadcast receivers and related equipment, CD and video software, etc.

Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives (HDDs) and other computer peripherals, community antenna/cable TV (CATV) systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, electronic measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, washing machines, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers/dryers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, healthcare equipment, electric lamps, photographic flash units, automatic vending machines, ventilation, air-blowing and air-conditioning equipment, car air conditioners, medical equipment, etc.

Components and Devices	Semiconductors, electronic circuit components, printed circuit boards (PCBs), transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, electric motors, dry batteries, storage batteries, solar batteries, battery chargers, etc.

MEW and PanaHome	Lighting products, wiring devices, home amenity & security systems, beauty & personal care products, health enhancing products, water related products, modular kitchens, interior furnishings, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

JVC	VCRs, camcorders, color TVs, LCD TVs, plasma TVs, rear projection TVs, stereo hi-fi and related equipment, car audio equipment, DVD players, DVD recorders, CD radio cassette recorders, video projectors, motors, display components, prerecorded DVD, CD, video and audio tapes, furniture, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, elevators, escalators, bicycles, fire extinguishers, nonferrous metals, etc.

Parent-Alone Financial Information

In fiscal 2005, strong sales of V-products, particularly digital AV products and home appliances contributed to overall sales gains. As a result, parent company alone sales increased 2% to 4,145.7 billion yen, from 4,081.4 billion yen in the previous fiscal year.

Regarding parent-alone earnings, increased sales and various cost reduction initiatives resulted in recurring profit of 116.3 billion yen, up 11% from 105.2 billion yen in the previous year. The parent company recorded a non-recurring income of 20.3 billion yen related to the sale of securities, and a non-recurring loss of 34.9 billion yen in restructuring charges. These factors resulted in a parent-alone net income of 73.5 billion yen, up 23% from 59.4 billion yen for fiscal 2004.

(Parent Company Alone)

Financial Summary

	(Years ended March 31)
	Yen (Billions)
	2004	2005
Net sales	4,081.4	4,145.7
Recurring profit	105.2	116.3
Net income	59.4	73.5
Net income per common share	25.52 yen	31.90 yen
Cash dividends per common share	14.00* yen	15.00 yen
Capital	258.7	258.7
Total assets	5,217.9	4,920.5
Shareholders’ equity	2,839.3	2,779.7
Shareholders’ equity per common share	1,224.59 yen	1,230.76 yen

* Includes 1.50 yen per share special dividend to commemorate the 85th anniversary of the Company’s founding.

(Notes)	1.	Amounts less than one-tenth of a billion yen were omitted for fiscal 2004, whereas amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen amount for fiscal 2005 (the latest fiscal period).
	2.	Net income per common share amounts are calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts are based on the number of shares outstanding at the end of each period.

(Parent Company Alone)

Balance Sheet (Summary)

(March 31, 2005) Yen (millions)
2005
Assets

Current assets	1,641,630

Cash and deposits	449,124
Trade receivables (notes and accounts)	513,214
Marketable securities	8,033
Inventories	164,053
Deferred tax assets	144,819
Other current assets	363,584
Allowance for doubtful receivables	(1,197)

Fixed assets	3,278,910

Tangible fixed assets	391,514
Intangibles	27,577
Investments and other assets	2,859,819
Investment securities	504,625
Investments in subsidiaries	2,050,805
Deferred tax assets	152,239
Other investments and other assets	152,150

Total Assets	4,920,540

Liabilities and Shareholders’ Equity

Current liabilities	1,685,101

Trade payables (notes and accounts)	435,491
Other payables and accrued expenses	337,080
Other current liabilities	912,530

Long-term liabilities	455,690

Bonds	200,000
Employees retirement and severance benefits	108,634
Other long-term liabilities	147,056

Total liabilities	2,140,791

Capital stock	258,740
Capital surplus	571,848
Retained earnings	2,121,787
Unrealized holding gains (losses) of available-for-sale securities, etc.	83,817
Treasury stock	(256,443)

Total shareholders’ equity	2,779,749

Total liabilities and shareholders’ equity	4,920,540

(Notes)	1. Amounts less than 1 million yen have been rounded to the nearest whole million yen amount.
2. Accumulated depreciation of tangible fixed assets: 1,240,512 million yen
3. Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code for fiscal 2005: 83,817 million yen

(Parent Company Alone)

Statement of Income (Summary)

(from April 1, 2004 to March 31, 2005)
Yen (millions)
2005
Net sales	4,145,654
Cost of sales	(3,368,926)
Selling, general and administrative expenses	(688,335)

Operating profit	88,393

Non-operating income	105,036
Non-operating expenses	(77,149)

Recurring profit	116,280

Non-recurring profit	28,970
Non-recurring loss	(38,052)

Income before income taxes	107,198

Provision for income taxes
Current	(7,857)
Deferred	(25,888)

Net income	73,453

Unappropriated retained earnings at beginning of period	41,012
Interim dividend	(17,284)

Unappropriated retained earnings at end of period	97,181

(Notes)	1.	Amounts less than 1 million yen have been rounded to the nearest whole million yen amount.
	2.	Net income per share: 31.90 yen

Allocation of Profit

	in Yen
	2005
Unappropriated retained earnings at end of period	97,181,267,917

Allocation proposed as follows:
Year-end dividend	16,937,682,825
	(7.50 yen per share	)
Directors’ bonuses	240,000,000
Corporate Auditors’ bonuses	18,000,000
Reserve for advanced depreciation	199,158,205
Contingency reserve	36,000,000,000

Unappropriated retained earnings carried forward to the next period	43,786,426,887

(Notes)	1.	An interim dividend in the aggregate of 17,283,947,820 yen (7.50 yen per share) was distributed (payable November 30, 2004).
	2.	The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Corporate News

Comprehensive Collaboration in Plasma Display Business with Hitachi

Matsushita made a comprehensive collaboration agreement with Hitachi, Ltd. (Hitachi) to join forces in developing and expanding the plasma TV market. The two companies will collaborate in a broad range of activities, including R&D, production, marketing and intellectual properties.

The PDP, which has become a key component and device in the digital consumer product, has numerous notable features, such as wide viewing angle, superior image processing speed, and outstanding color rendering. The PDP is also an ideal component and device from an environmental viewpoint, because it conserves energy while offering large-screen size and high-definition quality. In addition, the PDP is cost-effective from a manufacturing stand point. The plasma TV accounts for about 90%* of the global market for flat-panel, large screen TVs. (* internal estimate)

The two companies aim at further development of PDP technologies and growth of the Plasma TV market on a global scale.

Corporate Showrooms Open in Osaka

On April 27, Matsushita and MEW jointly opened two corporate showrooms in Osaka, Japan.

Panasonic Center Osaka, whose concept is “to realize inspirations (dreams) for the future,” offer customers a chance to experience the Company’s efforts to realize dreams for the future through its newest product lineup and core technologies. The concept of National Center Osaka is “to realize inspirations (dreams) in people’s lifestyles.” Through seven different real-life themes achieved by the integration of various products and technologies, total “comfortable living solutions” for homes can be experienced first hand at the new showroom.

The two centers are situated within two neighboring buildings in the OBP (Osaka Business Park) district, and offer visitors a chance to experience solutions from “every-day life” to “the future” all in one place.

Using these showrooms, the Matsushita Group aims to enhance communication with our customers.

Japan Kid Witness News Awards Ceremony

Kid Witness News (KWN) is a global video education program sponsored by Panasonic to support innovative educational activities for students in elementary and junior high schools. 372 schools in 15 countries participated in the program in fiscal 2005. In Japan, the program is supported by the Matsushita Education Foundation, and 63 video programs from 35 elementary and junior high schools in various parts of Japan were submitted. On February 5, 2005, the Japan KWN Awards Ceremony was held at Panasonic Center Tokyo. 8 video programs in the KWN news category and 4 in the KWN international category won awards, and certificates were presented to the winners by President Atsuko Toyama of Matsushita Education Foundation.

The Industry’s First Integrated Platform for Next-Generation Consumer Electronics

Matsushita developed an Integrated Platform that is to be applied to a wide range of digital products, such as cellular phones and home AV equipment. Using the Integrated Platform that can remove technological barriers across differing product categories, this platform enables efficient mutual utilization of software and hardware resources. The new platform has realized improvement of design quality and development that is five times more efficient than traditional non-platform R&D. The Company will introduce products equipped with this Integrated Platform to expedite realization of the ubiquitous networking society where users can enjoy network connectivity among various portable and home-use digital appliances.

Development of an Integrated IP Network Platform

Matsushita, in close collaboration with MEW, has developed the industry’s first Integrated IP Network Platform which combines AV systems, equipment systems and information systems. The network platform makes way for providing building and area security solutions by integrating Matsushita’s equipment and systems with that of MEW, thereby enhancing total security solutions.

Directors, Corporate Auditors and Executive Officers

(As of June 29, 2005)

Directors

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita

Vice Chairman of the Board	Masayuki Matsushita

President	Kunio Nakamura

Executive Vice Presidents	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Logistics, Corporate CS Division, Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee

	Takami Sano*	Representative in Tokyo, President of Panasonic Automotive Systems Company, in charge of Industrial Sales

Senior Managing Directors	Susumu Koike*	In charge of Technology, Intellectual Property, President of Semiconductor Company, Camera Modules Business

	Fumio Ohtsubo*	President of Panasonic AVC Networks Company, in charge of Storage Devices Business

	Tetsuya Kawakami*	In charge of Finance and Accounting

	Yoshitaka Hayashi*	In charge of Home Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company, Healthcare Business Company

Managing Directors	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration and Environmental Affairs

	Toshihiro Sakamoto*	In charge of Planning

	Takahiro Mori*	In charge of Corporate Communications Division, Vice Chairman of Showroom Strategic Committee

	Shinichi Fukushima*	In charge of Personnel and General Affairs

Directors	Ikuo Uno	Chairman of the Board, Nippon Life Insurance Company

	Yoshifumi Nishikawa	Advisor, Sumitomo Mitsui Banking Corporation

	Masaki Akiyama*	President of Panasonic System Solutions Company, Director of Corporate Construction Business Promotion Division, in charge of Corporate eNet Business Division

	Mikio Ito*	Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security, and Business Ethics

	Ikusaburo Kashima*	Deputy Chief of Overseas Operations

Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

(Note) Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers.

Corporate Auditors
Title	Name	Major responsibility or occupation
Senior Corporate Auditors	Kazumi Kawaguchi	Full-time

	Yukio Furuta	Full-time

Corporate Auditors	Yasuo Yoshino	Chairman, Sumitomo Life Insurance Company

	Ikuo Hata	Attorney at Law, Oh-ebashi LPC & Partners

Executive Officers
Title	Name	Major responsibility

Senior Managing Executive Officers	Hajime Sakai	In charge of Production Engineering

	Koshi Kitadai	President of Panasonic Electronic Devices Co., Ltd.

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Yasuo Katsura	Director of Tokyo Branch

	Shunzo Ushimaru	Director of Corporate Marketing Division for Panasonic Brand

	Tameshige Hirata	President of Matsushita Ecology Systems Co., Ltd.

Executive Officers	Toru Ishida	President of Matsushita Battery Industrial Co., Ltd.

	Tomikazu Ise	Director of Corporate Management Division for China and Northeast Asia, Chairman of Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company, Director of Technology Planning & Development Center

	Tomiyasu Chiba	President of Panasonic Shikoku Electronics Co., Ltd.

	Nobutane Yamamoto	In charge of Procurement

	Kazuyoshi Fujiyoshi	President of Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania, President of Panasonic Asia Pacific Pte. Ltd.

	Junji Esaka	Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business

	Takae Makita	In charge of Information Systems

	Hitoshi Otsuki	Director of Corporate Management Division for Europe, Chairman of Panasonic Europe Ltd.

	Tsutomu Ueda	Senior Vice President of Panasonic AVC Networks Company, Director of Visual Products and Display Devices Business Group

	Masashi Makino	Director of Corporate Manufacturing Innovation Division

	Katsutoshi Kanzaki	President of Panasonic Factory Solutions Co., Ltd., in charge of Matsushita Welding Systems Co., Ltd.

	Yoshinobu Sato	Director of Corporate Sales Strategy Division for National/Panasonic Retailers

	Osamu Nishijima	Vice President of Semiconductor Company in charge of Technology

	Joachim Reinhart	COO of Panasonic Europe Ltd.

	Yutaka Mizuno	Executive Vice President of Panasonic Automotive Systems Company in charge of Sales

	Yoshihiko Yamada	Director, Corporate Management Division for North America, Chairman of Panasonic Corporation of North America

	Kazuhiro Tsuga	In charge of Digital Network and Software Technologies

	Ikuo Miyamoto	President of Motor Company

	Ken Morita	Senior Vice President of Panasonic AVC Networks Company, Assistant Director of Visual Products and Display Devices Business Group

Shares

(As of March 31, 2005)

1) Number of shares issued	2,453,053,497

2) Number of shareholders	275,413

3) Major shareholders:

Name	Share ownership (in millions of shares)	% of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	144	5.8%
The Master Trust Bank of Japan, Ltd. (trust account)	139	5.7
Moxley & Co.	120	4.9
Sumitomo Mitsui Banking Corporation	99	4.0
Nippon Life Insurance Co.	66	2.7
Sumitomo Life Insurance Co.	50	2.0
State Street Bank and Trust Co. 505103	41	1.6
Matsushita Electric Employee Shareholding Association	38	1.5
Mitsui Sumitomo Insurance Co., Ltd.	35	1.4
Euroclear Bank S.A/N.V.	26	1.0

4) Breakdown of issued shares by type of shareholders

Financial Institutions	38.4%
Other Corporations	5.1%
Overseas Investors	26.5%
Individuals and Others	22.1%
Treasury Stock	7.9%

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

Outline of the Company (as of March 31, 2005)

Name in English:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters:	1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Telephone: 81-6-6908-1121
Date of Incorporation:	December 15, 1935 (founded on March 7, 1918)
Capital:	258,740 million yen
Number of Employees:	47,867 (parent company alone)

http://panasonic.co.jp/global/

(TRANSLATION)

June 29, 2005

Matsushita Electric Industrial Co., Ltd.

Dear Shareholders:

Notice of Resolutions adopted at

the 98th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 98th Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report, balance sheet and statement of income on a consolidated and a parent company alone basis with respect to the 98th fiscal period from April 1, 2004 to March 31, 2005

2.	Reports of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

3.	Report on the Company’s own share repurchases made upon resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation

Reports were duly made regarding the subject matters.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 98th fiscal period:

The above bill was approved and passed as proposed, whereby a cash distribution will be made at the rate of 7.50 yen per share of common stock.

Bill No. 2:

To elect 19 directors:

Messrs. Yoichi Morishita, Masayuki Matsushita, Kunio Nakamura, Kazuo Toda, Takami Sano, Susumu Koike, Fumio Ohtsubo, Tetsuya Kawakami, Hidetsugu Otsuru, Yoshitaka Hayashi, Toshihiro Sakamoto, Masaki Akiyama, Shinichi Fukushima, Mikio Ito and Masaharu Matsushita were re-elected as directors. Messrs. Takahiro Mori, Ikusaburo Kashima, Ikuo Uno and Yoshifumi Nishikawa were newly elected as directors. They all accepted and assumed office as directors.

Bill No. 3:

To grant condolence and retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed, whereby a special condolence grant will be made for the late Mr. Josei Ito, who passed away on April 21, 2005, and retirement allowances will be granted to Messrs. Osamu Tanaka, Yukio Shohtoku and Toshio Morikawa, who retired as directors, upon expiration of their terms, in respective amounts within a specified range according to the Company’s standards. The decision as to the exact amounts to be granted and the time and method of payment has been entrusted to the Board of Directors.

Yours very truly,

Kunio Nakamura President and Director Matsushita Electric Industrial Co., Ltd.